Exhibit 99.1

SUNTECH POWER HOLDINGS PROVIDES UPDATE WITH RESPECT TO RESTRUCTURING IN EUROPE

GEORGE TOWN, Cayman Islands – August 21, 2014 - Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that the Schaffhausen Cantonal Court’s order of July 16, 2014, approving the Dividend Agreement to resolve the creditor claims of Suntech Power International Ltd. (“SPI”) became effective as of August 8, 2014.  A corresponding publication was made in the Swiss Official Gazette of Commerce on August 15, 2014.

The moratorium phase and the mandate of the Swiss Administrator have come to an end.  SPI is now a solvent member of the Suntech Group under the operational control of its Board of Directors.  The Swiss Administrator has been appointed by the Schaffhausen Cantonal Court to continue to work with the Board in the coming months to supervise and ensure that the terms of the Dividend Agreement are properly executed, which will include the payment of dividends to SPI’s creditors and administrative matters.

Mr David Walker, Joint Provisional Liquidator of the Company, said “The Court Order has closed a difficult chapter for SPI and we are pleased that the hard work of the SPI Board, the Swiss Administrator, the Chief Restructuring Officer of SPI Mr Robert Moon, and the creditors of SPI, who have been supportive throughout this process, has been recognised.  This was an important milestone to the restructuring: SPI is a significant entity in Europe and an integral cog for the continued restructuring of the Group as a whole.”

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ), through its international subsidiaries, has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries.  Suntech’s pioneering R&D created customer-centric innovations designed to drive solar to grid parity against fossil fuels.  Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, and include the ability to progress the restructuring of the Company and its subsidiaries. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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